NANO DIMENSION LTD.

2 Ilan Ramon

Ness Ziona, 7403635 Israel

December 2, 2015

Via EDGAR

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd.
Registration Statement on Form 20-F
Filed on October 20, 2015
File No. 001-37600

Dear Ms. Mills-Apenteng:

We acknowledge the receipt of your letter dated November 17, 2015, regarding the SEC staff’s review of the abovementioned registration statement. As mentioned during our counsel’s phone conversation with you on December 1, 2015, we are currently in the process of having our financial statements audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). In the interim, and as discussed during the phone conversation, we intend to file an amended registration statement and a response to all non-financial statement related comments from your letter. We expect to file this response by December 8, 2015. Thereafter, and as soon as practicable, we intend to file an additional amendment to the registration statement which will include further responses to comments numbered 25 and 26 of your letter, which relate to the financial statements.

If you have any questions or require additional information, please call our attorney, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Chief Executive Officer

cc:	Edwin Kim
Barbara C. Jacobs
Morgan Youngwood
Craig Wilson